As filed with the Securities and Exchange Commission on February 26, 2010

Securities Act File No. 333-128729

Investment Company Act File No. 811-21258

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 – Final Amendment)

PNC LONG-SHORT FUND LLC

(Name of Subject Company (Issuer))

PNC LONG-SHORT FUND LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

69350W100

(CUSIP Number of Class of Securities)

Jennifer E. Vollmer, Esq.

PNC Legal Department

1600 Market Street, 28th Floor

Philadelphia, PA 19103

(215) 585-5082

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

With a copy to:

S. Elliott Cohan, Esq.

Kramer, Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, NY 10036

(212) 715-9512

May 27, 2009

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $0 (a)	Amount of Filing Fee: $0 (b)

(a)	Calculated as the aggregate maximum value of Interests being purchased.
(b)	Calculated at $55.80 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $139.50

Form or Registration No.: SCHEDULE TO, REGISTRATION NO. 333-128729

Filing Party: PNC Long-Short Fund LLC

Date Filed: May 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 27, 2009, (the “Schedule TO”) by PNC Long-Short Fund LLC (the “Company”), relating to the offer by the Company to purchase an amount of limited liability company interests of the Company (the “Interests”) from the members of the Company (the “Members”) for cash on the terms and conditions set forth in the Offer to Purchase, dated May 27, 2009 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Company offered to purchase up to $2,500,000 at a price equal to the net asset value of the Interests or portion thereof properly tendered as of September 30, 2009 (the “Valuation Date”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits B and C, respectively.

The Offer terminated at 5:00 p.m., Eastern time, on June 26, 2009. Members of the Company tendered an amount greater than the amount the Company offered to purchase, which was $2,500,000 of the net assets of the Company. Pursuant to the terms and conditions set forth in the Offer, the Company elected to accept the Interests tendered on a pro rata basis based on the aggregate net asset value of tendered Interests as of the Valuation Date in the amount of $2,500,000.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PNC Long-Short Fund LLC

By:	/s/ Jennifer E. Spratley
Name:	Jennifer E. Spratley
Title:	Treasurer

February 26, 2010